UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)

TTM TECHNOLOGIES, INC.

(Name of Issuer)

Common Stock, par value $0.001

(Title of Class of Securities)

87305R109

(CUSIP Number)

No. 4 Dai Shun Street, Tai Po Industrial Estate,
Tai Po, New Territories, Hong Kong.
Phone: +852 2660 2568

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

With a copy to:
Jonathan Stone, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
c/o 42/F, Edinburgh Tower, The Landmark
15 Queen’s Road Central
Hong Kong
Phone:  +852 3740-4703

May 6, 2010

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [  ]

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	87305R109	Page	2	of	5	Pages

1	NAMES OF REPORTING PERSONS Mr. TANG Hsiang Chien
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [X] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Hong Kong Special Administrative Region of the People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 27,561,874 Shares
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 27,561,874 Shares
	10	SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 27,561,874 Shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 34.4%
14	TYPE OF REPORTING PERSON (See Instructions) IN; HC

1	NAMES OF REPORTING PERSONS Meadville Holdings (BVI) Limited (formerly Meadville Holdings Limited)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [X] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 27,561,874 Shares
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 27,561,874 Shares
	10	SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 27,561,874 Shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 34.4%
14	TYPE OF REPORTING PERSON (See Instructions) CO

1	NAMES OF REPORTING PERSONS Su Sih (BVI) Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [X] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 27,561,874 Shares
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 27,561,874 Shares
	10	SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 27,561,874 Shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 34.4%
14	TYPE OF REPORTING PERSON (See Instructions) CO, HC

1	NAMES OF REPORTING PERSONS Top Mix Investments Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [X] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 27,561,874 Shares
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 27,561,874 Shares
	10	SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 27,561,874 Shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 34.4%
14	TYPE OF REPORTING PERSON (See Instructions) CO, HC

Item 1. Security and Issuer.

This Amendment No. 1 amends the Schedule 13D filed on April 19, 2010 (the “Original Filing”) by the Reporting Persons (as defined below) relating to the common stock, par value $0.001 per share (the “Shares”), of TTM Technologies, Inc., a corporation organized under the laws of Delaware, whose corporate office is located at 2630 South Harbor Boulevard, Santa Ana, California 92704.  Capitalized terms not defined herein shall have the meaning given to them in the Original Filing.

Item 2. Identity and Background.

The first two paragraphs of Item 2 of the Original Filing is hereby amended and restated in its entirety as follows:

This Statement is being filed by (i) Mr. Tang Hsiang Chien, a citizen of Hong Kong Special Administrative Region of People’s Republic of China (“Mr. Tang”), (ii) Meadville Holdings (BVI) Limited, a company formerly organized under the laws of the Cayman Islands under the name “Meadville Holdings Limited” and continued as a British Virgin Islands business company under the laws of the British Virgin Islands (“Meadville”), (iii) Su Sih (BVI) Limited, a company organized under the laws of the British Virgin Islands (“Su Sih”) and (iv) Top Mix Investments Limited, a company organized under the laws of the British Virgin Islands (“Top Mix”, and, together with Mr. Tang, Meadville and Su Sih, each, a “Reporting Person” and collectively, the “Reporting Persons”).  Su Sih and Top Mix are holding companies wholly owned by Mr. Tang.  Mr. Tang, in his capacity as trustee of The Mein et Moi Trust (a discretionary trust established for the benefit of the family of his eldest son, Mr. Tang Ying Yen, Henry) and through Su Sih and Top Mix, holds a total of 1,417,561,000 ordinary shares of Meadville, representing 72.2% of Meadville’s total issued and outstanding share capital.

Meadville was one of the leading manufacturers of printed circuit boards (“PCB”) in the People’s Republic of China (“PRC”) by revenue, with a focus on producing high-end PCB products.  Meadville’s principal executive office is located at No. 4 Dai Shun Street, Tai Po Industrial Estate, Tai Po, New Territories, Hong Kong.  Meadville transferred its subsidiaries engaged in the PCB business to TTM pursuant to the Business Combination on the Closing Date (as defined below).  Effective on April 22, 2010, Meadville has continued into the British Virgin Islands under the name of “Meadville Holdings (BVI) Limited” as a British Virgin Islands business company under the British Virgin Islands Companies Act.

Item 4. Purpose of Transaction.

The first two paragraphs of Item 4 of the Original Filing is hereby amended and restated in its entirety as follows:

On April 9, 2010, the date of the closing of the Stock Purchase Agreement (the “Closing Date”), Meadville acquired 36,334,000 Shares.  Meadville acquired the Shares because it believes the PCB Combination is in the best interest of its shareholders.  Independent shareholders of Meadville had the option to receive, in lieu of the Shares they are otherwise entitled to, proceeds received from the sale of such shares in a dealing facility to be provided by Meadville and TTM.

Based on the elections of the shareholders of Meadville, of the 36,334,000 Shares received by Meadville from the PCB Combination, 8,772,126 Shares were distributed to independent shareholders of Meadville on May 5, 2010 (the “Distribution Date”).  Mr. Tang and Top Mix directed all of the Shares entitled to be distributed them respectively to be distributed to Su Sih, and Su Sih received a total of 26,224,878 Shares on the Distribution Date.  Meadville holds 1,336,996 Shares, which is anticipated to be sold in the dealing facility.  Collectively, the Reporting Persons hold 34.4% of the total outstanding Shares as of the Distribution Date.

Item 5. Interest in Securities of the Issuer.

Item 5 of the Original Filing is hereby amended and restated in its entirety as follows:

The responses to Rows (7) through (13) of the cover pages of this Amendment are hereby incorporated by reference in this Item 5. The information with respect to Shares that may be deemed to be beneficially owned by each director and officer of Meadville is set forth on Schedule D hereto, which is incorporated herein by reference.  The information with respect to Shares that may be deemed to be beneficially owned by each director and officer of Su Sih is set forth on Schedule E hereto, which is incorporated herein by reference.  The information with respect to Shares that may be deemed to be beneficially owned by each director and officer of Top Mix is set forth on Schedule F hereto, which is incorporated herein by reference.

On the Distribution Date, Mr. Tang, through Su Sih, holds 26,224,878 Shares.  Meadville holds 1,336,996 Shares.  Mr. Tang, through Su Sih (which directly holds 57.5% of Meadville), Top Mix (which holds less than 0.1% of Meadville) and in his capacity as trustee of The Mein et Moi Trust, holds directly or indirectly 72.2% of Meadville.  Through his ownership of Su Sih and Meadville, Mr. Tang is the beneficial owner of the 27,561,874 Shares held by Su Sih and Meadville.  As wholly owned entities of Mr. Tang, Su Sih and Top Mix are deemed to be beneficial owners of all of the Shares beneficially owned by Mr. Tang.

Except as disclosed in this Schedule 13D, neither Meadville nor, to the best of its knowledge, any of the persons listed in Schedule A hereto, beneficially owns any Shares or has the right to acquire any Shares. Except as disclosed in this Schedule 13D, neither Mr. Tang, Su Sih, Top Mix, nor, to the best of their knowledge, any of the persons listed in Schedule B and Schedule C hereto, beneficially owns any Shares or has the right to acquire any Shares.

Except as disclosed in this Schedule 13D, neither Meadville nor, to the best of its knowledge, any of the persons listed in Schedule A hereto, presently has the power to vote or to direct the vote or to dispose or direct the disposition of any of the Shares that they may be deemed to beneficially own. Except as disclosed in this Schedule 13D, neither Mr. Tang, Su Sih, Top Mix nor, to the best of their knowledge, any of the persons listed in Schedule B and Schedule C hereto, presently has the power to vote or to direct the vote or to dispose or direct the disposition of any of the Shares that they may be deemed to beneficially own.

Except as disclosed in this Schedule 13D, neither Meadville nor, to the best of its knowledge, any of the persons listed in Schedule A hereto, has effected any transaction in the Shares during the past 60 days.  Except as disclosed in this Schedule 13D, neither Mr. Tang, Su Sih, Top Mix nor, to the best of their knowledge, any of the persons listed in Schedule B and Schedule C hereto, has effected any transaction in the Shares during the past 60 days.

To the best knowledge of Meadville, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares beneficially owned by Meadville.  To the best knowledge of Mr. Tang, Su Sih and Top Mix, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares beneficially owned by them.

Each of Schedule D, Schedule E and Schedule F attached to the Original Filing shall be replaced in its entirety with Schedule D, Schedule E and Schedule F attached to this Amendment No. 1

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 6, 2010

Meadville Holdings (BVI) Limited (formerly Meadville Holdings Limited)

	By:	/s/ TANG Chung Yen, Tom
	Name:	TANG Chung Yen, Tom
	Title:	Director

TANG Hsiang Chien

/s/ Tang Hsiang Chien

Su Sih (BVI) Limited

	By:	/s/ TANG Ying Ming, Mai
	Name:	TANG Ying Ming, Mai
	Title:	Director

Top Mix Investments Limited

	By:	/s/ TANG Ying Ming, Mai
	Name:	TANG Ying Ming, Mai
	Title:	Director

SCHEDULE D

Shares Beneficially Owned by the Directors and Executive Officers of Meadville

Shares Beneficially Owned (1)
	Number	%
Directors and Executive Officers

Mr. TANG Hsiang Chien	27,561,874	34.4%

Mr. TANG Chung Yen, Tom	Nil

Ms. TANG Ying Ming, Mai	Nil

Mr. CHUNG Tai Keung, Canice	Nil

Mr. Eugene LEE	Nil

Mr. LEUNG Kwan Yuen, Andrew	Nil

Dr. LI Ka Cheung, Eric	Nil
___________________________

(1) For each person included in this table, percentage of beneficial ownership is calculated by dividing the number of shares beneficially owned by such person by the sum of the number of Shares outstanding and either the number of Shares underlying share options held by such person that are exercisable within 60 days after the Distribution Date or the number of restricted shares held by such person that will be vested within 60 days after the Distribution Date, as the case may be. The total number of Shares outstanding as of the Distribution Date is 80,032,941.

SCHEDULE E

Shares Beneficially Owned by the Directors and Executive Officers of Su Sih

Shares Beneficially Owned (1)
	Number	%
Directors and Executive Officers

Mr. TANG Hsiang Chien	27,561,874	34.4%

Mr. TANG Chung Yen, Tom	Nil

Ms. TANG Ying Ming, Mai	Nil

___________________________

(1) For each person included in this table, percentage of beneficial ownership is calculated by dividing the number of shares beneficially owned by such person by the sum of the number of Shares outstanding and either the number of Shares underlying share options held by such person that are exercisable within 60 days after the Distribution Date or the number of restricted shares held by such person that will be vested within 60 days after the Distribution Date, as the case may be. The total number of Shares outstanding as of the Distribution Date is 80,032,941.

SCHEDULE F

Shares Beneficially Owned by the Directors and Executive Officers of Top Mix

Shares Beneficially Owned (1)
	Number	%
Directors and Executive Officers

Mr. TANG Hsiang Chien	27,561,874	34.4%

Mr. TANG Chung Yen, Tom	Nil

Ms. TANG Ying Ming, Mai	Nil

___________________________

(1) For each person included in this table, percentage of beneficial ownership is calculated by dividing the number of shares beneficially owned by such person by the sum of the number of Shares outstanding and either the number of Shares underlying share options held by such person that are exercisable within 60 days after the Distribution Date or the number of restricted shares held by such person that will be vested within 60 days after the Distribution Date, as the case may be. The total number of Shares outstanding as of the Distribution Date is 80,032,941.